UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

MAXPOINT INTERACTIVE, INC.
(Name of Subject Company)

MERCURY MERGER SUB, INC.
(Offeror)

A WHOLLY OWNED SUBSIDIARY OF
HARLAND CLARKE HOLDINGS CORP.
(Parent of Offeror)
(Names of Filing Persons)

Common Stock, $0.00005 Par Value
(Title of Class of Securities)

57777M201
(CUSIP Number of Class of Securities)

Lee Ann Stevenson, Esq.
General Counsel
15955 La Cantera Parkway
San Antonio, TX 78256
(210) 697-8888
 (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:
David B. Feirstein, Esq.
Kirkland & Ellis LLP
601 Lexington Av.
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee*
N/A	N/A
*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: N/A	Filing Party: N/A
	Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☒	third-party tender offer subject to Rule 14d-1.
	☐	issuer tender offer subject to Rule 13e-4
	☐	going-private transaction subject to Rule 13e-3.
	☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Mercury Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly-owned subsidiary of Harland Clarke Holdings Corp., a Delaware corporation (“Harland Clarke”), to purchase all of the issued and outstanding shares of common stock, par value $0.00005 per share, of MaxPoint Interactive, Inc., a Delaware corporation (“MaxPoint”), at a price of $13.86 per share, net to the seller in cash, without interest, less any applicable withholding taxes, pursuant to an Agreement and Plan of Merger, dated as of August 27, 2017, by and among Harland Clarke, Acquisition Sub and MaxPoint.

Additional Information and Notice to Investors

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of MaxPoint common stock described in this press release has not yet commenced. At the time the planned offer is commenced an indirect wholly-owned subsidiary of Harland Clarke will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (“SEC”) and MaxPoint will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Those materials will be made available to MaxPoint security holders for free. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

Forward-Looking Statements

Statements in this document that are not strictly historical, including statements regarding the proposed acquisition, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined businesses and any other statements regarding events or developments that we believe or anticipate will or may occur in the future, may be “forward-looking” statements within the meaning of the federal securities laws, and involve a number of risks and uncertainties. There are a number of important factors that could cause actual events to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These factors include risks and uncertainties related to, among other things: general economic conditions and conditions affecting the industries in which Harland Clarke, Valassis Digital, Inc. and MaxPoint operate; the uncertainty of regulatory approvals; the parties’ ability to satisfy the tender offer conditions and conditions to the merger agreement and consummate the transaction and the timing thereof; the availability of financing on attractive terms or at all; the ability to realize anticipated growth; MaxPoint’s performance and maintenance of employee, customer and other important business relationships; and the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability. Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in MaxPoint’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2016 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2017. The forward-looking statements made herein speak only as of the date hereof and none of Harland Clarke, Valassis Digital, Inc. or MaxPoint, or any of their respective affiliates, assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Joint press release issued by Valassis Digital, Inc. and Maxpoint Interactive, Inc., dated August 28, 2017.